Exhibit 99.1

New Gold Completes Redemption of 2020 Senior Notes and Extends Credit Facility

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, June 5, 2017 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces that it has completed the previously announced redemption of its outstanding $300 million 7.00% Senior Notes due 2020.  The redemption was funded from the net proceeds of its recent issue of $300 million aggregate principal amount of 6.375% Senior Notes due in 2025 and cash on hand.

"With the redemption of our 2020 Senior Notes, New Gold has further enhanced its financial flexibility," stated Brian Penny, Executive Vice President and Chief Financial Officer. "Consistent with the multiple steps we have taken this year to strengthen our liquidity position and reinforce our balance sheet, we are pleased that through these transactions, we have been able to both extend the term of our debt and reduce our interest rate."

Also, New Gold announces today that it has amended its $400 million revolving credit facility to extend the maturity date of the agreement by one year to August 2020. Further, in order to provide additional flexibility, the company has amended the credit facility's Net Debt to EBITDA ("Leverage Ratio") covenant, to increase the maximum Leverage Ratio to 4.5 to 1.0 from July 1, 2017 to September 30, 2017 (previously 4.0 to 1.0) and 4.0 to 1.0 from January 1, 2018 to March 31, 2018 (previously 3.5 to 1.0). At March 31, 2017, $100 million has been drawn and $123 million has been used to issue letters of credit for closure obligations at the company's producing mines and development projects, leaving $177 million undrawn.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and U.S. securities legislation.  Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of New Gold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks discussed in the risk factors section in New Gold's latest annual information form.  Although New Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements. New Gold does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2017/05/c8103.html

%CIK: 0000800166

For further information: Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Email: info@newgold.com

CO: New Gold Inc.

CNW 16:30e 05-JUN-17